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                           May 14, 2020

       M. Jay Allison
       Chief Executive Officer
       Comstock Resources, Inc.
       5300 Town and Country Blvd., Suite 500
       Frisco, Texas 75034

                                                        Re: Comstock Resources,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2020
                                                            File No. 333-238113

       Dear Mr. Allison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Jack E. Jacobsen